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                                                  [GLOBECOMM SYSTEMS INC. LOGO]

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COMPANY CONTACT:      PUBLIC RELATIONS:      INVESTOR RELATIONS:

DAVID E. HERSHBERG    ROBERT SCHAEFER        JORDAN DARROW (ANALYST INFORMATION)
CHAIRMAN AND CEO      ROBERT SCHAEFER INC.   GLENN SAPADIN (GENERAL INFORMATION)
GLOBECOMM             516 643-5466           CLAUDINE CORNELIS (FINANCIAL MEDIA)
SYSTEMS INC.          SCHAEFER@SPECDATA.COM  THE FINANCIAL RELATIONS BOARD
516 231-9800                                 212 661-8030
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FOR IMMEDIATE RELEASE

                             GLOBECOMM SYSTEMS INC.
                         ADOPTS STOCKHOLDER RIGHTS PLAN

HAUPPAUGE, NY, DECEMBER 4, 1998 - Globecomm Systems Inc. (Nasdaq: GCOM) announced today that its Board of Directors has adopted a Stockholder Rights Plan under which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on December 15, 1998.

Each Right will entitle Stockholders to buy one one-thousandth of a share of Series A Preferred Stock of the Company at an Exercise Price of $35.00 upon certain events. The Rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of the Company or to deprive Stockholders of their interest in the long-term value of the Company.

The Rights will be exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock.

If a person or group acquires 15% or more of the Company's outstanding Common Stock, or a holder of 15% or more of the Company's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Series A Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if, after the Rights become exercisable, Globecomm Systems Inc. is acquired in a merger or other business combination transaction, or sells 50% or more of its assets or earnings power, each Right will entitle its holder to purchase, at the Right's then-current price, a

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number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price.

At any time on or prior to the close of business on the first date of a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

The Rights are intended to enable all stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

According to David E. Hershberg, Chairman and CEO of Globecomm Systems, "The Plan is designed to ensure that all of the Company's stockholders receive fair and equal treatment in the event of any proposal to acquire the Company."

The dividend distribution will be made on December 15, 1998 payable to stockholders of record on that date. The Rights will expire on December 15, 2008. The initial distribution of Rights is not taxable to stockholders.

Globecomm Systems designs, assembles and installs ground segment systems and networks which support a wide range of satellite communications applications, including fixed, mobile and direct broadcast services as well as military applications. Globecomm Systems' customers include prime communications infrastructure contractors, government-owned PTTs, other telecommunications carriers, producers and distributors of news and entertainment content and other corporations. Through its subsidiary, NetSat Express, Inc., the Company also offers Internet access by satellite for businesses and organizations, corporate Intranets, and data communication services in developing countries. In addition to its 122,000 square-foot headquarters facility in Hauppauge, New York, USA, Globecomm Systems also maintains offices in Atlanta, Georgia, USA and in Hong Kong.

For more information, contact Globecomm Systems Inc., 45 Oser Avenue, Hauppauge, NY 11788-3816, USA. TEL: +1 516 231-9800, FAX: +1 516 231-1557,
email: info@globecommsystems.com or visit our website at http://www.globecommsystems.com

Certain of the statements contained in this press release may be deemed forward-looking statements. Such statements, and other matters addressed in this press release, involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from these statements and matters are the risks and other factors detailed, from time to time, in the Company's reports with the Securities and Exchange Commission, including, but not limited to, the Company's Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q.

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